File No. 82-3827

03 JUL -1 AM 7:21

No. PTTEP 810/074/2003

Finance Dept.
Tel. 66 (0) 2537-4611

SUPPL

Date: June 24, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):


03024214

☐ Annual Report of ____________

☐ Financial Statement ____________

☐ News Release on ____________

☑ Copy of the letter to the Stock Exchange of Thailand dated June 24, 2003 "Appointment of Nomination Committee"

☐ Others ____________

Yours sincerely,

P. Rojanasth

Pattrapa Rojanasomsith
Officer, Investor Relations

dlw 7/1

ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L. 173/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

June 24, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Appointment of Nomination Committee

PTT Exploration and Production Public Company Limited (PTTEP) is dedicated to strengthening its Corporate Governance (CG) which states that Board of Directors should delegate sub-committees to examine particular issues, and report to the Board of Directors.

The PTTEP Board of Directors, in their meeting No. 6/2546/210 held on June 23, 2003, established a Nomination Committee comprising 3 directors, with a directorship term of 3 years. The Committee shall select appropriate candidates to be appointed as new Directors and propose them at the Shareholders' Meeting or the Board of Directors' Meeting, depending on each case, for further consideration. The Committee shall also select the new President and propose their selection at the Board of Directors' Meeting, for further consideration. In addition, the Committee shall establish the Nomination Committee Charter to be used as guidelines in performing its duties.

The Nomination Committee members are:

1. Mr. Chulasingh Vasantasingh — Chairman of the Committee
   (Independent Director, Member of the Audit Committee)
2. Mr. Viset Choopiban — Member of the Committee
   (Director)
3. Mr. Anucha Sihanatkathakul — Member of the Committee
   (Independent Director, Member of the Remuneration Committee)

Yours sincerely,



Chitrapongse Kwangsukstith

President